Endeavour Silver Corp.	NI 43-101 Technical Report
El Cubo Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jennifer J. Brown, P.G., do hereby certify that:

1.	I am currently employed as Principal Geologist by:

Hard Rock Consulting, LLC
7114 W. Jefferson Ave., Ste. 308
Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Montana and received a Bachelor of Arts degree in Geology in 1996.

3.	I am a:

•	Licensed Professional Geologist in the State of Wyoming (PG-3719)

•	Registered Professional Geologist in the State of Idaho (PGL-1414)

•	Registered Member in good standing of the Society for Mining, Metallurgy, and Exploration, Inc. (4168244RM)

4.

I have worked as a geologist for a total of 19 years since graduation from the University of Montana, as an employee of various engineering and consulting firms and the U.S.D.A. Forest Service. I have more than 10 collective years of experience directly related to mining and or economic and saleable minerals exploration and resource development, including geotechnical exploration, geologic analysis and interpretation, resource evaluation, and technical reporting.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico,” dated March 3rd , 2016, with an effective date of December, 31 2015, with specific responsibility for Sections 2 through 8 of this report.

7.	I have had no prior involvement with the property that is the subject of this Technical Report.

8.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2016.

“Signed” Jennifer J. (J.J.) Brown

Jennifer J. (J.J.) Brown, SME-RM
Printed name of Qualified Person

March 3, 2016	1